Minutes of Special Meeting
                  of the Board of Directors of
                         INFOTOPIA, INC.

A meeting was held on June 26, 2000 at 11:30 a.m. PST. Present at the meeting either in person or by telephone were Dan Hoyng, Ernest Zavoral, and Clinton Smith, constituting all of the directors of the Company, and Marek Lozowicki, the Secretary.

   Mr. Hoyng called the meeting to order and proposed that 8, 330,0000 shares of the Company's common stock be issued to various individuals for consulting services performed by them on the Company's behalf. After discussion, the Board unanimously

     RESOLVED that the Consulting Plan by which the following individuals would receive stock in lieu of cash compensation is approved:

          Mark Levine           4,165,000 for consulting services
          David Richmond        4,165,000 for consulting services

     FURTHER RESOLVED that the Company's officers are authorized to cause Forms S-8 to be prepared and filed with the Securities and Exchange Commission

There being no further business, the meeting was adjourned.






/s/ Daniel J. Hoyng    /s/ Ernest Zavoral          /s/ Marek Lozowicki
Daniel J. Hoyng,       Ernest Zavoral,             Marek Lozowicki,
CEO and Director       President and Director      Secretary/Treasurer


/s/ Clinton Smith
Clinton Smith,
Director

